UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: March 6, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:

•	Material Change Report, dated as of March 3, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: March 6, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Item 2	Date of Material Change

February 27, 2017.

Item 3	News Release

Disseminated on February 27, 2017 via Marketwired.

Item 4	Summary of Material Change

Enbridge Inc. (“Enbridge”) completed the stock-for-stock merger transaction (the “Transaction”) pursuant to which Enbridge acquired all of the outstanding common stock of Spectra Energy Corp (“Spectra Energy”) in exchange for common shares of Enbridge. Under the terms of the Transaction, the composition of the Board of Directors changed effective upon completion of the Transaction.

Item 5	Full Description of Material Change

Enbridge completed the Transaction on February 27, 2017 pursuant to the terms of the agreement and plan of merger between Enbridge, Spectra Energy and Sand Merger Sub, Inc., dated as of September 5, 2016. The Board of Directors of Enbridge now consists of eight members designated by Enbridge, including Al Monaco (President and CEO), and five members designated by Spectra Energy, including Gregory L. Ebel as chairman of the board. Besides Mr. Monaco, the directors designated by Enbridge, all of whom served as directors of Enbridge immediately prior to the completion of the Transaction, are Marcel R. Coutu, J. Herb England, Charles W. Fischer, V. Maureen Kempston Darkes, Rebecca B. Roberts, Dan C. Tutcher and Catherine L. Williams. In addition to Mr. Ebel (Chair), the directors designated by Spectra Energy are Pamela L. Carter, Clarence P. Cazalot, Jr., Michael McShane and Michael E.J. Phelps, all of whom served as directors of Spectra Energy immediately prior to the completion of the Transaction.

Concurrent with the closing of the Transaction, David A. Arledge (Chair), James J. Blanchard and George K. Petty retired from the Enbridge board while F. Anthony Comper, Austin A. Adams, Joseph Alvarado, Peter B. Hamilton, Miranda C. Hubbs and Michael G. Morris retired from the Spectra Energy board.

In connection with the completion of the Transaction, the shares of common stock of Spectra Energy will be delisted from the New York Stock Exchange (“NYSE”) and will be de-registered under the U.S. Securities Exchange Act of 1934. Common shares of Enbridge continue to trade on both the NYSE and the Toronto Stock Exchange under the symbol “ENB”.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Tyler W. Robinson, Vice President & Corporate Secretary at (403) 231-3900.

Item 9	Date of Report

March 3, 2017.

Forward-Looking Information

This material change report includes certain forward looking statements and information, including with respect to the delisting and de-registration of the shares of Spectra Energy common stock. Although Enbridge believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including stock exchange and securities regulatory matters. A further discussion of the risks and uncertainties facing Enbridge can be found in the Company’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.